SEASONS SERIES TRUST
Cash Management Portfolio
("Acquired Portfolio")

Supplement dated December 12, 2014 to the
Prospectus dated July 29, 2014, as amended

      The Board of Trustees of Seasons Series Trust (the
"Trust"), on behalf of the Acquired Portfolio, a series of the Trust, has determined that it is in the best interests of the Acquired Portfolio and its respective shareholders to reorganize the Acquired Portfolio into the Cash Management Portfolio (the "Acquiring Portfolio"), a series of the SunAmerica Series Trust. Accordingly, the Board has approved an Agreement and Plan of Reorganization
(the "Plan of Reorganization") that would provide for the reorganization of the Acquired Portfolio into the Acquiring Portfolio. The transaction is referred to herein as the "Reorganization."

      Pursuant to the Plan of Reorganization, all of the Acquired Portfolio's assets will be transferred to the Acquiring Portfolio in exchange for the assumption of all of the Acquired Portfolio's liabilities and the issuance of shares of the Acquiring Portfolio. In connection with the Reorganization, the Acquired Portfolio's Class
1, Class 2, and Class 3 shareholders will receive Class 1, Class 2, and Class 3 shares, respectively, of the Acquiring Portfolio. The Acquired Portfolio's shareholders will receive shares of the Acquiring Portfolio with a total value equal to the total value of their shares of the Acquired Portfolio on the date of the Reorganization, after which the Acquired Portfolio will cease operations.

      Shareholder approval of the Reorganization is not required.
Shareholders of record on December 12, 2014, will receive a prospectus/information statement prior to the Reorganization describing the Reorganization in greater detail.

      Until the Reorganization is completed, shares of the Acquired Portfolio will continue to be sold and reinvestment of dividends and distributions into shares of the Acquired Portfolio will continue, unless the shareholder has elected to receive dividends and distributions in cash. The Acquired Portfolio's shareholders may continue to purchase or redeem the Acquired Portfolio's shares, as described in the Acquired Portfolio's Prospectus, before the closing of the proposed Reorganization.

      It is expected that the Reorganization will occur on or about
March 9, 2015.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE
REFERENCE.

20368396.1